Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tarveda Therapeutics, Inc.:

We consent to the use of our report dated December 23, 2019, with respect to the balance sheets of Tarveda Therapeutics, Inc. as of March 31, 2019 and 2018, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report dated December 23, 2019 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

February 12, 2020